TEXLAND DRILLING PROGRAM-1981, Ltd.

777 Main Street, Suite 3200            FORT WORTH, TEXAS 76102            PHONE (817) 336-2751            FAX (817) 900-1294

December 19, 2006

April Sifford

Branch Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance Mail Stop 7010

Washington, D.C. 20549-7010

Dear Ms. Sifford:

In response to your letter, File 0-10563, Form 10-K, Texland Drilling Program-1981 Ltd. of December 15, 2006, we provide the following information.

Note 7—Asset Retirement Obligations, page 24

In 2003, Texland Drilling Program-1981 Ltd. adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires the value of a liability for an asset retirement obligation to be recorded in the period incurred and a corresponding increase in the carrying amount of the related long-lived asset.

All of the Partnership’s asset retirement obligations relate to the plugging and abandonment of fractional interests in several hundred oil and gas wells whose estimated date of abandonment varies from 1 to 35 years.

In accordance with SFAS No. 143, if the value of the estimated asset retirement obligation changes, an adjustment is recorded to both the asset retirement obligation and the carrying amount of the related long-lived asset.

In 2005, the costs of plugging and abandonment of oil and gas properties had risen dramatically. Accordingly, a net addition to the retirement obligation liability in the amount of $154,343 was made with a corresponding increase in the carrying value of the related assets. This adjustment was reviewed and approved by the Partnership’s outside independent accountants during the course of their December 31, 2005 audit. Therefore, I do not believe that any revision in the amount of the adjustment would be appropriate.

The item in Note 7 on page 24, entitled “revision of estimated cash flows”, is the increase in the value of the retirement asset obligation. We suggest that the Partnership revise the caption ”revision of estimated cash flows”, in future filings to be more appropriately descriptive.

Forms 10-Q for Fiscal Quarter Ended September 30, 2006

The form 10-Q is currently being finalized. We expect that it will be filed no later than January 8, 2006.

Texland Drilling Program-1981 Ltd. is a very small, non-publicly traded partnership, whose accounting is essentially performed by one individual. The Partnership utilizes outside firms to assist in the implementation of the required disclosure controls and procedures. Due a shortage of personnel in the fourth quarter of 2006, the controls in place were not properly implemented. We are currently amending the controls, to provide for redundancy in personnel, in case a similar event occurs in the future.

Acknowledgments:

The Texland Drilling Program-1981 Ltd. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Sincerely,

/s/ M. E. Chapman

M. E. Chapman, Vice President

Chief Financial Officer

Texland Petroleum, L.P., Managing General Partner